

January 7, 2011

Mr. David Groen
President, Chief Executive Officer and Chief Financial Officer
2640 W. California Avenue
Salt Lake City, Utah 84104-4593

      Re: Groen Brothers Aviation, Inc.
              Form 10-K for the year ended June 30, 2010
              Filed October 13, 2010
              File No. 000-18958

Dear Mr. Groen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

Via facsimile
(801) 886-1947